Exhibit 21.1

List of Subsidiaries

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
DreamWorks Animation L.L.C.	Delaware
DreamWorks, Inc.	Delaware
DWA Finance I L.L.C.	Delaware
DreamWorks Post-Production L.L.C.	Delaware
DreamWorks Animation Home Entertainment, L.L.C.	Delaware
Pacific Data Images, Inc.	California
Pacific Data Images L.L.C.	Delaware
Pacific Productions LLC	Delaware